invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
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www.invensys.com

82-2142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

06014582

SEC MAIL PROCESSING
RECEIVED
JUN 21 2006
WASH. D.C. 160 SECTION

SUPPL

13 June 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning

(a) Rights Issue announced 25 May 2006
(b) Replacement to Rights Issue announced 25 May 2006 @ 07:01
(c) Replacement to Rights Issue announced 25 May 2006 @ 09:43

Yours faithfully,

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

6/22

SEC NO 82 – 2142

RNS Number:5652D
Invensys PLC
25 May 2006

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, FRANCE, JAPAN OR SOUTH AFRICA

RIGHTS ISSUE OF UP TO 2,276 MILLION NEW SHARES AT 15 PENCE PER NEW SHARE ON THE BASIS OF 2 NEW SHARES FOR EVERY 5 EXISTING SHARES AND ARRANGEMENT OF NEW BANKING FACILITIES

The Board of Invensys plc ("Invensys" or the "Company") today announces the details of a refinancing plan (the "2006 Refinancing") consisting of the following inter-conditional elements:

- a fully underwritten rights issue of up to 2,276 million New Shares at 15 pence per share on the basis of 2 new shares for every 5 existing shares to raise approximately £341 million (before expenses); and

- the arrangement of new banking facilities of approximately £700 million.

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this announcement.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this announcement. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 of this announcement.

In the light of the significant progress the Group has made in many areas, the Board of Invensys has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, the Board has concluded that to maximise the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. The Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure, which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Ulf Henriksson, Chief Executive of Invensys, said:

"The additional flexibility and financial strength arising from this refinancing will enable Invensys to compete on a more equal footing with our competitors. This positive momentum will enable us to have conversations about growth with employees, customers and suppliers.

"It will increase customer confidence leading to higher growth potential and will provide the means to reduce risk and lower costs through joint venturing, particularly in Controls. It will also increase our ability to attract and retain key staff and will underpin our existing and future plans."

Martin Jay, Chairman of Invensys, said:

"This refinancing reflects the considerable progress that Invensys has made both operationally and financially during the past two years. It will provide us with a more normalised capital structure and will give the Group a firm basis from which to invest in its future and to generate shareholder value."

Contact:

Invensys plc Steve Devany	+44 (0) 207 821 3758
Maitland Emma Burdett / Michelle Jeffery	+44 (0) 20 7379 5151
JPMorgan Cazenove Edmund Byers / Patrick Magee / Jonathan Wilcox	+44 (0) 20 7588 2828
Morgan Stanley Nick Wiles / Tom Hill / Robert Mayhew	+44 (0) 20 7425 8000
Tricorn Guy Dawson	+44 (0) 20 7823 0826

JPMorgan Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the 2006 Refinancing. JPMorgan Cazenove and Morgan Stanley are acting as joint sponsors to the Rights Issue. HSBC, JP Morgan Securities and Morgan Stanley are acting as joint underwriters to the Rights Issue. HSBC, Royal Bank of Scotland, Lloyds TSB, Deutsche Bank and Morgan Stanley are acting as joint underwriters and bookrunners of the Senior Credit Facilities.

HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the 2006 Refinancing and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the 2006 Refinancing or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published today and any supplement thereto.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Invensys assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus to be issued in due course. The prospectus will be available at the offices of Invensys plc at Portland House, Bressenden Place, London SW1E 5BF.

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates, for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC is the lead arranger and HSBC and Morgan Stanley are lenders and/or agents under the New Senior Credit Facilities. The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE
UNITED STATES, CANADA, AUSTRALIA, FRANCE, JAPAN, OR SOUTH AFRICA

RIGHTS ISSUE OF UP TO 2,276 MILLION NEW SHARES AT 15 PENCE PER NEW SHARE ON THE BASIS OF 2 NEW SHARES FOR EVERY 5 EXISTING SHARES AND ARRANGEMENT OF NEW BANKING FACILITIES

1. Introduction

The Board of Invensys plc ("Invensys" or the "Company") today announced the details of a refinancing plan (the "2006 Refinancing"). The 2006 Refinancing consists of the following inter-conditional elements:

- a fully underwritten rights issue of up to 2,276 New Shares at 15 pence per share on the basis of 2 new shares for every 5 existing shares to raise approximately £341 million (net of expenses); and

- the arrangement of new banking facilities of approximately £700 million

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this announcement.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this announcement. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 of this announcement.

2. Background to and reasons for the 2006 Refinancing

Introduction

In the light of the significant progress the Group has made in many areas, the Board of Invensys has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, the Board has concluded that to maximize the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. The Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Progress since the 2004 Refinancing

In February 2004, the Company implemented the 2004 Refinancing consisting of the issue of ordinary shares and high yield bonds and the negotiation of new bank facilities. This strengthened the Group's balance sheet and provided a foundation from which to realise the potential of its businesses over the longer term.

Since the 2004 Refinancing, as the results for the year ended 31 March 2006 demonstrate, good progress has been made in Process Systems and Rail Systems although the Controls and APV businesses have underperformed. In these latter two businesses, remedial action has been and is being taken including certain management changes. Furthermore, the Group has made significant progress in many other areas, including reducing the scale and uncertainty surrounding its pension and other long term legacy liabilities.

Set out below are the strategic goals of the 2004 Refinancing and examples of progress against these goals:

Strengthening of the Group's financial platform to:

- maximise the value of its businesses with leading market positions in their key markets:

- the continuing operations of the Group have secured increased orders, delivered an improvement in return on sales and generated improved cash flows;

- provide the flexibility to manage the Group's businesses over the longer term:

- the 2004 Refinancing removed the immediate need for disposals and facilitated the Group's ability to deliver a series of disposals from a position of greater strength and so achieve attractive pricing;

- increase confidence with customers, suppliers and other business partners:

- for example, Rail Systems has won new contracts in new geographies outside its core markets and Process Systems has introduced the key account programme;

- reduce the uncertainty and scale of its longer-term legacy liabilities through:

- settling legacy environmental, taxation, transition and legal liabilities which reduced from £305 million at 31 March 2004 to £120 million as at 31 March 2006; and

- agreeing with the Trustee of Invensys' main UK pension fund a definitive future funding plan for the fund, so increasing clarity and certainty for both the Group and the fund's members.

Accelerating the improvement of operational performance by:

- enabling the retention, development and recruitment of talented people throughout the Group:

- for example, strengthening of the Controls management team;

- removing management layers and accelerating the programme to minimise head office costs:

- corporate costs have been reduced from £66 million in the year to 31 March 2004 to £35 million in the year to 31 March 2006;

- further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs:

- for example, Process Systems implemented a process improvement programme, which underpinned its improved financial performance; and

- allowing continued investment in key technologies and marketing:

- for example, in Process Systems a major new product, InFusion(TM) , has been launched and ArchestrA(R) was successfully established as a major business line and in Rail Systems, new signalling technologies are being developed.

Reasons for the 2006 Refinancing

Notwithstanding the significant progress that the Group has made in many areas over the past two years, Invensys continues to be burdened with a high level of borrowing and remains subject to financial costs and restrictions associated with the 2004 Refinancing. These factors have a negative impact on its business performance and limit strategic opportunities for the Group in the future. The Board has therefore concluded that to maximize the opportunities in the businesses and value for Shareholders, it should undertake a rights issue to strengthen further the capital base of the Group and a restructuring of the Group's debt capital.

The 2006 Refinancing involves raising approximately £341 million (before expenses) by way of a rights issue (the "Rights Issue") and arranging cheaper, more flexible new senior credit facilities of approximately £700 million (the "New Senior Credit Facilities") reflecting Invensys' more stable profile. The proposed restructuring of the Group's debt capital comprises a reduction of the level of the outstanding High Yield Bonds and (assuming holders tender their 144A Notes) 144A Notes and the replacement of the Current Senior Credit Facilities. The one-off cash costs associated with the 2006 Refinancing are expected to be approximately £65 million, including £27 million of early redemption costs and £26 million of underwriting costs. However, based on the Group's net borrowing requirements as at 31 March 2006, adjusted for the effects of the 2006 Refinancing, and assuming the proceeds are used as detailed in section 4 of this announcement, the pro-forma unaudited annualised reduction in net cash interest expense from the 2006 Refinancing is expected to be approximately £45 million.(1)

In addition to these significant direct financial benefits, the Board believes that the 2006 Refinancing will provide Invensys with the foundation for the next stage of its development with the following core elements:

Creating a more robust, efficient and appropriate capital structure by:

- substantially enhancing the financial stability of the Group through reduced borrowings, a strengthened capital base and the extension of the Group's senior debt facilities through to 2010/11;

- enabling the Group to run its financial affairs more efficiently, for example, by collapsing the now inefficient escrow facility, which reserves cash for payments made towards legacy liabilities which, after the £105 million UK pension fund payment, stood at £219 million as at 31 March 2006 and reducing the interest burden in fiscal jurisdictions where the Group already has substantial tax losses;

- underpinning the Group's ability to invest in its businesses; and

- relaxing the restrictive debt covenants particularly around cash flow.

Enhanced growth prospects through:

- increased customer confidence allowing the value of the investment made in research and development and operational developments over the past two years to be realised, driving faster growth, particularly into new market and product areas. For example it will enable Process Systems to continue its strong recovery through the roll-out of its InFusion(TM) system integrator offering by providing further confidence to customers regarding long-term support required from a systems integrator;

- relaxing restrictions on Invensys' participation in industry initiatives, through, for example, joint ventures to relocate manufacturing facilities to lower-cost locations; and

- underpinning continued investment in research and development, product development, capital expenditure, and where necessary, restructuring (especially in Controls, APV and Eurotherm).

Financial impact of the 2006 Refinancing

As a result of the pro-forma unaudited annualised reduction in net cash interest expense which is expected to be approximately £45 million(1), the 2006 Refinancing is expected to be earnings enhancing for Invensys in the financial year ending 31 March 2007, before one-off cash costs associated with the 2006 Refinancing(as described above).

3. 2006 RESULTS HIGHLIGHTS, CURRENT TRADING AND PROSPECTS OF THE GROUP

During the year ended 31 March 2006, Invensys has continued its focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve a return on sales at least in line with their peer groups;

- convert a greater proportion of their operating profits into cash; and

- invest in the capabilities required to grow market share.

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million (unaudited) and revenue from continuing operations was up 1% at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin(2) after corporate costs was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme upfront payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. Under the leadership of its new business president, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution abilities.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader(3) in the global market for process automation. In April 2006 InFusion(TM)was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. Infusion(TM) system is planned to become a high growth product offering.

Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms our continued market leadership in the UK mainline market and provides the opportunity for over £200m of sales in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly. Funding for rail crossings in the US is also increasing following the

signing in 2005 of the US Transportation Bill. In export markets the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

APV

APV has undergone significant restructuring which has stabilised its operations at breakeven and further action is now being taken to create a more stable and profitable financial performance. It has instituted new procedures to reduce the risk on projects and allied to this it is also moving from bespoke solutions to more standardised installations. Sales and marketing efforts have been refocused upon products, spares and services ("PSS"), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchanges.

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is to commence manufacturing at a facility in Shanghai, China and this is due to begin production towards the end of the second quarter of the year ending 31 March 2007.

Corporate

Corporate costs continued to fall from £46 million to £35 million in the year ended 31 March 2006 in line with recent trends.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular, in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short-term, albeit subject to pricing pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

4. DETAILS OF THE 2006 REFINANCING

The 2006 Refinancing of the Company consists of the following elements:

- the raising of approximately £341 million (before expenses) by the issue of up to 2,276 million New Shares at an issue price of 15 pence per New

Share by way of a rights issue. The Rights Issue is fully underwritten by HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited (the "Underwriters"). The terms and conditions of the Rights Issue are set out in full in the Prospectus which will be published by the Company today; and

- the arrangement of new banking facilities of approximately £700 million under New Senior Credit Facilities.

The Group has entered into the New Senior Credit Facilities with the Lenders which expire in December 2010/ January 2011 and which comprise:

- a term loan denominated in US dollars and euro for the equivalent of £150 million (the "Term Facility");

- a revolving credit facility denominated in US dollars, euro and sterling for the equivalent of £150 million (the "RCF"); and

- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million (the "Bonding Facility").

The Rights Issue is expected to raise approximately £341 million before expenses. The New Senior Credit Facilities will provide approximately £700 million of borrowing capacity. The Group intends to use the proceeds of the Rights Issue, drawings under the New Senior Credit Facilities and certain existing cash resources (expressed in sterling as at 31 March 2006 exchange rates):

- to redeem £243 million in principal amount of the Group's outstanding High Yield Bonds under an "equity clawback" provision that permits a redemption of up to 35% of the aggregate principal amount of the High Yield Bonds at par plus an early redemption payment equal to one year's interest on such principal amount;

- to fund the US$ equivalent of £64 million under the Debt Tender;

- to repay and cancel £113 million in principal amount of the Group's outstanding five year and six month term loan euro and US dollar denominated facility due 2009;

- to repay and cancel £25 million in principal amount of the Group's outstanding five year bonding facility due 2009; and

- to repay and cancel £277 million in principal amount of the Group's outstanding five year and nine month second lien euro and US dollar denominated loan facilities due 2009.

The remaining committed, but undrawn, Current Senior Credit Facilities will be cancelled following the completion of the 2006 Refinancing.

Following the successful completion of the 2006 Refinancing, it is the intention of the Board to include a resolution at the forthcoming AGM of the Company to carry out a ten-for-one share consolidation, with the intention of reducing the share price volatility and narrowing the trading spreads for the benefit of Shareholders. Details of the share consolidation will be announced in due course.

5. The Disposal

The disposal of IBS to Schneider Electric SA for £157 million (the "Disposal") was announced yesterday. IBS is a supplier of building management systems. In the financial year ended 31 March 2006, IBS had revenue of £73 million and operating profit before exceptional items of £11 million; its net operating assets as at 31 March 2006 were £32 million, including goodwill of £8 million. The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group intends to use the proceeds from the Disposal to purchase the balance of the aggregate principal amount of the 144A Notes tendered in the Debt Tender and to make the contributions to the Group's UK and US pension schemes required by agreements with the UK Trustee and PBGC respectively. The balance of the proceeds of the Disposal will be used for the reduction of debt.

The Debt Tender is being launched today at par plus a premium calculated based on a reference US treasury rate plus 50 basis points (approximately 103.5% at today's rates). The Debt Tender is conditional upon, inter alia, the receipt of the Rights Issue proceeds and receipt of the Disposal proceeds.

6. SENIOR MANAGEMENT

As was announced on 2 February 2006, Adrian Hennah will be leaving Invensys on 16 June 2006 to join Smith & Nephew plc as Finance Director. On 21 April 2006, Invensys announced the appointment of Stephen Hare as the Group's new Chief Financial Officer, who will be joining the Board on 21 July 2006. Stephen is currently Group Financial Director of Spectris plc. In the interim period between Adrian departing (on 16 June 2006) and Stephen joining, David Thomas, currently the Group Controller, will be Acting Chief Financial Officer.

In addition, as was announced on 16 May 2006, Michael Parker, the Group Chief Executive of BNFL, the nuclear power company, joined the Board as a Non-Executive Director on 24 May 2006, to succeed Larry Farmer, who will be retiring from the Board at the Group's AGM, which is scheduled for 3 August 2006.

Furthermore, Andrew Macfarlane, who has been a Non-Executive Director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

7. Principal terms of the Rights Issue

The Board intends to offer the New Shares by way of rights to all Qualifying Shareholders other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa on the following basis:

2 New Shares at 15 pence per New Share for every 5 Existing Shares

held and registered in their name at 5.00pm on the Record Date and so in proportion for any other number of Existing Shares then held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares. Shareholders with fewer than 3 Existing Shares will not be entitled to any New Shares.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this announcement.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred through CREST. The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle market price on the London Stock Exchange's main market for listed securities of 19.75 pence per Existing Share on 24 May 2006 (being the last date before the announcement of the Rights Issue).

The Rights Issue is fully underwritten by the Underwriters in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional, amongst other things, on:

(i) Admission;

(ii) the passing without amendment of the resolution to be proposed at the Extraordinary General Meeting to be convened for 11.00 a.m. on Wednesday, 14 June 2006;

(iii) the conditions in the Underwriting Agreement being satisfied or waived.

Prior to Admission, the Underwriters and the Managers may terminate the Underwriting Agreement in certain circumstances. If this occurs, the 2006 Refinancing will not proceed.

The Rights Issue will result in the issue of up to 2,276 million New Shares (representing approximately 29% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares. Application has been made for the Nil Paid Rights and Full Paid Rights to be admitted to CREST and held in uncertificated form. The New Shares may be held and transferred through CREST and are also capable of being held in certificated form.

Further details on the Rights Issue will be set out in the prospectus to be published shortly.

8. Interconditionality between the Rights Issue and the New Senior Credit Facilities

The Rights Issue and the arrangement of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and Admission of the Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to Admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

9. Dividend Policy

As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to pay dividends for the foreseeable future.

10. INVENSYS SHARE SCHEMES

In accordance with the rules of the Invensys share schemes, outstanding options and outstanding share awards will be adjusted to take account of the Rights Issue in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of UK HM Revenue and Customs and the Company's auditors. Participants will be notified of the adjustments in due course.

11. Extraordinary General Meeting

A circular containing the notice convening an Extraordinary General Meeting of the Company in connection with the Rights Issue will be sent to shareholders shortly. The purpose of this meeting is to seek Shareholders' approval of a resolution authorising the Directors to issue the New Shares pursuant to the Rights Issue.

12. AMERICAN DEPOSITARY RECEIPTS

New Shares will be allotted to the nominee for the Depositary for the Invensys American Depositary Receipt ("ADR") programme in relation to the Existing Shares underlying the ADRs. However, due to securities law restrictions in the United States, subject to certain exceptions, ADR holders have not been, and will not be, sent a copy of the Prospectus, and, subject to certain exceptions, ADR holders will not be permitted to take up entitlements to Nil Paid Rights. It is expected that the Depositary will sell such Nil Paid Rights in offshore transactions in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act and will convert the proceeds from the sale of such Nil Paid Rights to US dollars to be distributed on a pro rata basis (less the Depositary's fees, currency exchange fees and expenses) to the ADR holders in accordance with the Deposit Agreement.

13. Intention of Directors

The Directors, who in aggregate hold 1,448,876 Existing Shares, intend to take up in full their entitlements to an aggregate of 579,550 New Shares under the Rights Issue(4).

14. Contact:

Invensys plc Steve Devany	+44 (0) 20 7821 3758
Maitland Emma Burdett / Michelle Jeffery	+44 (0) 20 7379 5151
JPMorgan Cazenove Edmund Byers / Patrick Mage / Jonathan Wilcox	+44 (0) 20 7588 2828
Morgan Stanley Nick Wiles / Tom Hill / Robert Mayhew	+44 (0) 20 7425 8000
Tricorn Guy Dawson	+44 (0) 20 7823 0826

JPMorgan Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the 2006 Refinancing. JPMorgan Cazenove and Morgan Stanley are acting as joint sponsors to the Rights Issue. HSBC, JP Morgan Securities and Morgan Stanley are acting as joint underwriters to the Rights Issue. HSBC, Royal Bank of Scotland, Lloyds TSB, Deutsche Bank and Morgan Stanley are acting as joint underwriters and bookrunners of the Senior Credit Facilities.

HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the 2006 Refinancing and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the 2006 Refinancing or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published today and any supplement thereto.

This announcement is not an offer of securities for sale in the United State. Securities may not be offered or sold in the United State absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Invensys assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus

to be issued in due course. The prospectus will be available at the offices of Invensys plc at Portland House, Bressenden Place, London SW1E 5BF.

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates, for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC is the lead arranger and HSBC and Morgan Stanley and J.P. Morgan Securities are lenders and/ or agents under the New Senior Credit Facilities. The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

Appendix I

Expected Timetable for the Rights Issue

	2006
Announcement of Rights Issue	Thursday, 25 May
Publication of Prospectus	Thursday, 25 May
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Monday, 12 June
Latest time and date for receipt of electronic proxy appointments via the CREST system	5.00 p.m. on Monday, 12 June
Record Date for entitlements under the Rights Issue	close of business on Monday, 12 June
Extraordinary General Meeting	11.00 a.m. on Wednesday, 14 June
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only(5))	Wednesday, 14 June
Dealings in New Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on Thursday, 15 June
Existing Shares marked "ex-rights" by the London Stock Exchange	8.00 a.m. on Thursday, 15 June
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST	4.30 p.m. on Thursday, 30 June
Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Monday, 3 July
Latest time and date for splitting Provisional Allotment	3.00 p.m. on

Letters, nil paid or fully paid | Wednesday, 5 July

Letters, nil paid or fully paid	Wednesday, 5 July
Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on Friday, 7 July
Dealings in New Shares, fully paid, commence on the London Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only1)	8.00 a.m. on Monday, 10 July
Despatch of definitive share certificates for New Shares in certificated form (certificated holders only(5))	by Tuesday, 18 July

The dates set out in the expected timetable for the Rights Issue above may be adjusted by the Company in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters and the Managers have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue above as the latest date for acceptance and payment in full, such date shall be extended to the date which is two Business Days after the date of issue of the supplementary prospectus.

References to times in this announcement are to British Summer Time.

Appendix II

Definitions

The following definitions apply throughout this announcement, unless the context otherwise requires:

"144A Notes" the 144A notes issued by the Company due 2010

"2004 the refinancing plan announced by the Invensys Board on Refinancing" 5 February 2004 including the following transactions:

(a) the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 Ordinary Shares at an issue price of 21.50 pence per Ordinary Share by way of the Placing and Open Offer;

(b) the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds; and

(c) the arrangement of the £1.6 billion Current Senior Credit Facilities

"2006 the Rights Issue and the New Senior Credit Facilities Refinancing"

"Admission" the admission of the New Shares, nil paid, (i) to the Official List and (ii) to trading on the London Stock Exchange's market for listed securities

"ADR" an American Depositary Receipt of the Company issued under the Deposit Agreement, evidencing an American Depositary Share

"AGM" the annual general meeting of the Company, scheduled to be held on 3 August 2006

"Australia" the Commonwealth of Australia

"Business Day" a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking

business

"Canada" Canada, its territories and possessions

"certificated" an Ordinary Share or other security (as appropriate) not in or "in uncertificated form certificated form"

"Company" or "Invensys" Invensys plc

"CREST" the relevant system (as defined in the Regulations) for the paperless settlement of trades in listed securities in the UK, of which CRESTCo is the operator (as defined in the Regulations)

"CRESTCo" CRESTCo Limited

"Current Senior Credit Facilities" the senior credit facilities issued pursuant to the 2004 Refinancing

"Deposit Agreement" the amended and restated deposit agreement between the Depositary, the Company and holders of ADRs, dated as of 12 February 1999 as amended

"Disposal" the proposed disposal of IBS to Schneider Electric S.A.

"Excluded Territory" the United States, Canada, Japan, France, Australia and South Africa

"Existing Shares" the existing issued Ordinary Shares

"Financial Services Authority" or "FSA" the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA

"FSMA" the Financial Services and Markets Act 2000, as amended

"Fully Paid Rights" rights to subscribe for the New Shares, fully paid

"High Yield Bonds" the high yield bonds issued pursuant to the 2004 Refinancing

"HSBC" HSBC Bank plc

"IBS" Invensys Building Systems operations in the US and Asia Pacific

"Invensys Group" or the "Group" the Company and its consolidated subsidiaries and subsidiary undertakings from time to time

"Issue Price" 15 pence per New Share

"JP Morgan Securities" J.P. Morgan Securities Ltd.

"JPMorgan Cazenove" JPMorgan Cazenove Limited

"Lenders" Banc of America Securities Limited; Deutsche Bank AG, London Branch; HSBC Bank Plc; Lloyds TSB Bank plc; Morgan Stanley Bank International Limited; and The Royal Bank of Scotland plc

"London Stock London Stock Exchange plc

Exchange"

"Managers" HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited

"Morgan Stanley" Morgan Stanley & Co. International Limited or Morgan Stanley Bank International Limited, as the context may require

"New Senior Credit Facilities" the credit facilities to be entered into pursuant to the 2006 Refinancing

"New Shares" the new Ordinary Shares to be allotted and issued pursuant to the Rights Issue

"Official List" the Official List of the Financial Services Authority

"OPBIT" under UK GAAP, operating profit before exceptional items, goodwill amortisation and goodwill impairment; under IFRS, operating profit before exceptional items

"Ordinary Shares" the ordinary shares of 1 penny each in the capital of Invensys

"Provisional Allotment Letters" the renounceable provisional allotment letters representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Japan, Australia or South Africa)

"Record Date" 12 June 2006

"Regulation S" Regulation S under the Securities Act

"Rights Issue" the proposed issue by way of rights of up to 2,276 million New Shares by the Company to Qualifying Shareholders announced today

"Securities Act" the United States Securities Act of 1933, as amended

"Shareholders" the holders of Ordinary Shares

"South Africa" the Republic of South Africa

"Tricorn" Tricorn Partners Limited

"UK" the United Kingdom of Great Britain and Northern Ireland

"uncertificated" recorded on the relevant register of the share or security or "in concerned as being held in uncertificated form in CREST, and uncertificated title to which, by virtue of the Regulations, may be form" transferred by means of CREST

"Underwriters" HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited

"United States" the United States of America, its territories and possessions, or "US" any State of the United States of America, and the District of Columbia

----

(1) This assumes that £64 million aggregate principal amount of the 144A Notes are repurchased in the Debt Tender but does not take into account any repurchases of such notes with a portion of the proceeds of the Disposal and any related reduction in net cash interest expense.

(2) Operating margin (unaudited) is OPBIT (audited) as a percentage of revenue (audited).

(3) By reference to revenue (Company estimates).

(4) In addition, 2 million shares (net of tax) will be issued as soon as practicable after publication of the Prospectus pursuant to a restricted share award to Ulf Henriksson who intends to take up his rights in respect of the after tax number of such shares.

(5) Subject to certain restrictions relating to Shareholders outside the UK (details of which are set out in the Prospectus).

Regulatory News

SEC NO 82 – 2142

RNS Number:5695D
Invensys PLC
25 May 2006

The following replaces the Rights Issue announcment today at 07:01 under RNS number 5652D.

Contact details for HSBC have been added.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, FRANCE, JAPAN OR SOUTH AFRICA

RIGHTS ISSUE OF UP TO 2,276 MILLION NEW SHARES AT 15 PENCE PER NEW SHARE
ON THE BASIS OF 2 NEW SHARES FOR EVERY 5 EXISTING SHARES
AND
ARRANGEMENT OF NEW BANKING FACILITIES

The Board of Invensys plc ("Invensys" or the "Company") today announces the details of a refinancing plan (the "2006 Refinancing") consisting of the following inter-conditional elements:

- a fully underwritten rights issue of up to 2,276 million New Shares at 15 pence per share on the basis of 2 new shares for every 5 existing shares to raise approximately £341 million (before expenses); and

- the arrangement of new banking facilities of approximately £700 million.

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this announcement.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this announcement. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 of this announcement.

In the light of the significant progress the Group has made in many areas, the Board of Invensys has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, the Board has concluded that to maximise the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. The Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper,

more robust, efficient and flexible capital and financing structure, which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Ulf Henriksson, Chief Executive of Invensys, said:

"The additional flexibility and financial strength arising from this refinancing will enable Invensys to compete on a more equal footing with our competitors. This positive momentum will enable us to have conversations about growth with employees, customers and suppliers. "It will increase customer confidence leading to higher growth potential and will provide the means to reduce risk and lower costs through joint venturing, particularly in Controls. It will also increase our ability to attract and retain key staff and will underpin our existing and future plans."

Martin Jay, Chairman of Invensys, said:

"This refinancing reflects the considerable progress that Invensys has made both operationally and financially during the past two years. It will provide us with a more normalised capital structure and will give the Group a firm basis from which to invest in its future and to generate shareholder value."

Contact:

Invensys plc +44 (0) 207 821 3758
Steve Devany

Maitland +44 (0) 20 7379 5151
Emma Burdett / Michelle Jeffery

JPMorgan Cazenove +44 (0) 20 7588 2828
Edmund Byers / Patrick Magee / Jonathan Wilcox

Morgan Stanley +44 (0) 20 7425 8000
Nick Wiles / Tom Hill / Robert Mayhew

Tricorn +44 (0) 20 7823 0826
Guy Dawson

HSBC +44 (0) 20 7992 2153
Nick McCarthy

JPMorgan Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the 2006 Refinancing. JPMorgan Cazenove and Morgan Stanley are acting as joint sponsors to the Rights Issue. HSBC, JP Morgan Securities and Morgan Stanley are acting as joint underwriters to the Rights Issue. HSBC, Royal Bank of Scotland, Lloyds TSB, Deutsche Bank and Morgan Stanley are acting as joint underwriters and bookrunners of the Senior Credit Facilities.

HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the 2006 Refinancing and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the 2006 Refinancing or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe

any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published today and any supplement thereto.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Invensys assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus to be issued in due course. The prospectus will be available at the offices of Invensys plc at Portland House, Bressenden Place, London SW1E 5BF.

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates, for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC is the lead arranger and HSBC and Morgan Stanley are lenders and/or agents under the New Senior Credit Facilities. The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, FRANCE, JAPAN, OR SOUTH AFRICA

RIGHTS ISSUE OF UP TO 2,276 MILLION NEW SHARES AT 15 PENCE PER NEW SHARE
ON THE BASIS OF 2 NEW SHARES FOR EVERY 5 EXISTING SHARES
AND
ARRANGEMENT OF NEW BANKING FACILITIES

1. Introduction

The Board of Invensys plc ("Invensys" or the "Company") today announced the details of a refinancing plan (the "2006 Refinancing"). The 2006 Refinancing consists of the following inter-conditional elements:

- a fully underwritten rights issue of up to 2,276 New Shares at 15 pence per share on the basis of 2 new shares for every 5 existing shares to raise approximately £341 million (net of expenses); and

- the arrangement of new banking facilities of approximately £700 million

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this announcement.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this announcement. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 of this announcement.

2. Background to and reasons for the 2006 Refinancing

Introduction

In the light of the significant progress the Group has made in many areas, the Board of Invensys has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, the Board has concluded that to maximize the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. The Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Progress since the 2004 Refinancing

In February 2004, the Company implemented the 2004 Refinancing consisting of the issue of ordinary shares and high yield bonds and the negotiation of new bank facilities. This strengthened the Group's balance sheet and provided a foundation from which to realise the potential of its businesses over the longer term.

Since the 2004 Refinancing, as the results for the year ended 31 March 2006 demonstrate, good progress has been made in Process Systems and Rail Systems although the Controls and APV businesses have underperformed. In these latter two businesses, remedial action has been and is being taken including certain management changes. Furthermore, the Group has made significant progress in many other areas, including reducing the scale and uncertainty surrounding its pension and other long term legacy liabilities.

Set out below are the strategic goals of the 2004 Refinancing and examples of progress against these goals:

Strengthening of the Group's financial platform to:

- maximise the value of its businesses with leading market positions in their key markets:

- the continuing operations of the Group have secured increased orders, delivered an improvement in return on sales and generated improved cash flows;

- provide the flexibility to manage the Group's businesses over the longer term:

- the 2004 Refinancing removed the immediate need for disposals and facilitated the Group's ability to deliver a series of disposals from a position of greater strength and so achieve attractive pricing;

- increase confidence with customers, suppliers and other business partners:

- for example, Rail Systems has won new contracts in new geographies outside its core markets and Process Systems has introduced the key account programme;

- reduce the uncertainty and scale of its longer-term legacy liabilities through:

- settling legacy environmental, taxation, transition and legal liabilities which reduced from £305 million at 31 March 2004 to £120 million as at 31 March 2006; and

- agreeing with the Trustee of Invensys' main UK pension fund a definitive future funding plan for the fund, so increasing clarity and certainty for both the Group and the fund's members.

Accelerating the improvement of operational performance by:

- enabling the retention, development and recruitment of talented people throughout the Group:

- for example, strengthening of the Controls management team;

- removing management layers and accelerating the programme to minimise head office costs:

- corporate costs have been reduced from £66 million in the year to 31 March 2004 to £35 million in the year to 31 March 2006;

- further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs:

- for example, Process Systems implemented a process improvement programme, which underpinned its improved financial performance; and

- allowing continued investment in key technologies and marketing:

- for example, in Process Systems a major new product, InFusion(TM) , has been launched and ArchestrA(R) was successfully established as a major business line and in Rail Systems, new signalling technologies are being developed.

Reasons for the 2006 Refinancing

Notwithstanding the significant progress that the Group has made in many areas over the past two years, Invensys continues to be burdened with a high level of borrowing and remains subject to financial costs and restrictions associated with the 2004 Refinancing. These factors have a negative impact on its business performance and limit strategic opportunities for the Group in the future. The Board has therefore concluded that to maximize the opportunities in the businesses and value for Shareholders, it should undertake a rights issue to strengthen further the capital base of the Group and a restructuring of the Group's debt capital.

The 2006 Refinancing involves raising approximately £341 million (before expenses) by way of a rights issue (the "Rights Issue") and arranging cheaper, more flexible new senior credit facilities of approximately

£700 million (the "New Senior Credit Facilities") reflecting Invensys' more stable profile. The proposed restructuring of the Group's debt capital comprises a reduction of the level of the outstanding High Yield Bonds and (assuming holders tender their 144A Notes) 144A Notes and the replacement of the Current Senior Credit Facilities. The one-off cash costs associated with the 2006 Refinancing are expected to be approximately £65 million, including £27 million of early redemption costs and £26 million of underwriting costs. However, based on the Group's net borrowing requirements as at 31 March 2006, adjusted for the effects of the 2006 Refinancing, and assuming the proceeds are used as detailed in section 4 of this announcement, the pro-forma unaudited annualised reduction in net cash interest expense from the 2006 Refinancing is expected to be approximately £45 million.(1)

In addition to these significant direct financial benefits, the Board believes that the 2006 Refinancing will provide Invensys with the foundation for the next stage of its development with the following core elements:

Creating a more robust, efficient and appropriate capital structure by:

- substantially enhancing the financial stability of the Group through reduced borrowings, a strengthened capital base and the extension of the Group's senior debt facilities through to 2010/11;

- enabling the Group to run its financial affairs more efficiently, for example, by collapsing the now inefficient escrow facility, which reserves cash for payments made towards legacy liabilities which, after the £105 million UK pension fund payment, stood at £219 million as at 31 March 2006 and reducing the interest burden in fiscal jurisdictions where the Group already has substantial tax losses;

- underpinning the Group's ability to invest in its businesses; and

- relaxing the restrictive debt covenants particularly around cash flow.

Enhanced growth prospects through:

- increased customer confidence allowing the value of the investment made in research and development and operational developments over the past two years to be realised, driving faster growth, particularly into new market and product areas. For example it will enable Process Systems to continue its strong recovery through the roll-out of its InFusion(TM) system integrator offering by providing further confidence to customers regarding long-term support required from a systems integrator;

- relaxing restrictions on Invensys' participation in industry initiatives, through, for example, joint ventures to relocate manufacturing facilities to lower-cost locations; and

- underpinning continued investment in research and development, product development, capital expenditure, and where necessary, restructuring (especially in Controls, APV and Eurotherm).

Financial impact of the 2006 Refinancing

As a result of the pro-forma unaudited annualised reduction in net cash interest expense which is expected to be approximately £45 million(1), the 2006 Refinancing is expected to be earnings enhancing for Invensys in the financial year ending 31 March 2007, before one-off cash costs associated with the 2006

Refinancing(as described above).

3. 2006 RESULTS HIGHLIGHTS, CURRENT TRADING AND PROSPECTS OF THE GROUP

During the year ended 31 March 2006, Invensys has continued its focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve a return on sales at least in line with their peer groups;

- convert a greater proportion of their operating profits into cash; and

- invest in the capabilities required to grow market share.

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million (unaudited) and revenue from continuing operations was up 1% at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin(2) after corporate costs was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme upfront payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. Under the leadership of its new business president, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution abilities.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader(3) in the global market for process automation. In April 2006 InFusion(TM)was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. Infusion(TM) system is planned to become a high growth product offering.

Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms our continued market leadership in the UK mainline market and provides the opportunity for over £200m of sales in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly. Funding for rail crossings in the US is also increasing following the signing in 2005 of the US Transportation Bill. In export markets the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

APV

APV has undergone significant restructuring which has stabilised its operations at breakeven and further action is now being taken to create a more stable and profitable financial performance. It has instituted new procedures to reduce the risk on projects and allied to this it is also moving from bespoke solutions to more standardised installations. Sales and marketing efforts have been refocused upon products, spares and services ("PSS"), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchanges.

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is to commence manufacturing at a facility in Shanghai, China and this is due to begin production towards the end of the second quarter of the year ending 31 March 2007.

Corporate

Corporate costs continued to fall from £46 million to £35 million in the year ended 31 March 2006 in line with recent trends.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular, in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short-term, albeit subject to pricing pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

4. DETAILS OF THE 2006 REFINANCING

The 2006 Refinancing of the Company consists of the following elements:

- the raising of approximately £341 million (before expenses) by the issue of up to 2,276 million New Shares at an issue price of 15 pence per New Share by way of a rights issue. The Rights Issue is fully underwritten by HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited (the "Underwriters"). The terms and conditions of the Rights Issue are set out in full in the Prospectus which will be published by the Company today; and

- the arrangement of new banking facilities of approximately £700 million under New Senior Credit Facilities.

The Group has entered into the New Senior Credit Facilities with the Lenders which expire in December 2010/ January 2011 and which comprise:

- a term loan denominated in US dollars and euro for the equivalent of £150 million (the "Term Facility");

- a revolving credit facility denominated in US dollars, euro and sterling for the equivalent of £150 million (the "RCF"); and

- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million (the "Bonding Facility").

The Rights Issue is expected to raise approximately £341 million before expenses. The New Senior Credit Facilities will provide approximately £700 million of borrowing capacity. The Group intends to use the proceeds of the Rights Issue, drawings under the New Senior Credit Facilities and certain existing cash resources (expressed in sterling as at 31 March 2006 exchange rates):

- to redeem £243 million in principal amount of the Group's outstanding High Yield Bonds under an "equity clawback" provision that permits a redemption of up to 35% of the aggregate principal amount of the High Yield Bonds at par plus an early redemption payment equal to one year's interest on such principal amount;

- to fund the US$ equivalent of £64 million under the Debt Tender;

- to repay and cancel £113 million in principal amount of the Group's outstanding five year and six month term loan euro and US dollar denominated facility due 2009;

- to repay and cancel £25 million in principal amount of the Group's outstanding five year bonding facility due 2009; and

- to repay and cancel £277 million in principal amount of the Group's outstanding five year and nine month second lien euro and US dollar denominated loan facilities due 2009.

The remaining committed, but undrawn, Current Senior Credit Facilities will be cancelled following the completion of the 2006 Refinancing.

Following the successful completion of the 2006 Refinancing, it is the intention of the Board to include a resolution at the forthcoming AGM of the Company to carry out a ten-for-one share consolidation, with the intention of reducing the share price volatility and narrowing the trading spreads for the benefit of Shareholders. Details of the share consolidation will be announced in due course.

5. The Disposal

The disposal of IBS to Schneider Electric SA for £157 million (the "Disposal") was announced yesterday. IBS is a supplier of building management systems. In the financial year ended 31 March 2006, IBS had revenue of £73 million and operating profit before exceptional items of £11 million; its net operating assets as at 31 March 2006 were £32 million, including goodwill of £8 million.

The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group intends to use the proceeds from the Disposal to purchase the balance of the aggregate principal amount of the 144A Notes tendered in the Debt Tender and to make the contributions to the Group's UK and US pension schemes required by agreements with the UK Trustee and PBGC respectively. The balance of the proceeds of the Disposal will be used for the reduction of debt.

The Debt Tender is being launched today at par plus a premium calculated based on a reference US treasury rate plus 50 basis points (approximately 103.5% at today's rates). The Debt Tender is conditional upon, inter alia, the receipt of the Rights Issue proceeds and receipt of the Disposal proceeds.

6. SENIOR MANAGEMENT

As was announced on 2 February 2006, Adrian Hennah will be leaving Invensys on 16 June 2006 to join Smith & Nephew plc as Finance Director. On 21 April 2006, Invensys announced the appointment of Stephen Hare as the Group's new Chief Financial Officer, who will be joining the Board on 21 July 2006. Stephen is currently Group Financial Director of Spectris plc. In the interim period between Adrian departing (on 16 June 2006) and Stephen joining, David Thomas, currently the Group Controller, will be Acting Chief Financial Officer. In addition, as was announced on 16 May 2006, Michael Parker, the Group Chief Executive of BNFL, the nuclear power company, joined the Board as a Non-Executive Director on 24 May 2006, to succeed Larry Farmer, who will be retiring from the Board at the Group's AGM, which is scheduled for 3 August 2006.

Furthermore, Andrew Macfarlane, who has been a Non-Executive Director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

7. Principal terms of the Rights Issue

The Board intends to offer the New Shares by way of rights to all Qualifying Shareholders other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa on the following basis:

> 2 New Shares at 15 pence per New Share for every 5 Existing Shares

held and registered in their name at 5.00pm on the Record Date and so in proportion for any other number of Existing Shares then held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares. Shareholders with fewer than 3 Existing Shares will not be entitled to any New Shares.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this announcement.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred through CREST. The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle market price on the London Stock Exchange's main market for listed securities of 19.75 pence per Existing Share on 24 May 2006 (being the last date before the announcement of the Rights Issue).

The Rights Issue is fully underwritten by the Underwriters in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional, amongst other things, on:

(i) Admission;

(ii) the passing without amendment of the resolution to be proposed at the Extraordinary General Meeting to be convened for 11.00 a.m. on Wednesday, 14 June 2006;

(iii) the conditions in the Underwriting Agreement being satisfied or waived.

Prior to Admission, the Underwriters and the Managers may terminate the Underwriting Agreement in certain circumstances. If this occurs, the 2006 Refinancing will not proceed.

The Rights Issue will result in the issue of up to 2,276 million New Shares (representing approximately 29% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares. Application has been made for the Nil Paid Rights and Full Paid Rights to be admitted to CREST and held in uncertificated form. The New Shares may be held and transferred through CREST and are also capable of being held in certificated form.

Further details on the Rights Issue will be set out in the prospectus to be published shortly.

8. Interconditionality between the Rights Issue and the New Senior Credit Facilities

The Rights Issue and the arrangement of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and Admission of the Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to Admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

9. Dividend Policy

As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to pay dividends for the foreseeable future.

10. INVENSYS SHARE SCHEMES

In accordance with the rules of the Invensys share schemes, outstanding options and outstanding share awards will be adjusted to take account of the Rights Issue in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of UK HM Revenue and Customs and the Company's auditors. Participants will be notified of the adjustments in due course.

11. Extraordinary General Meeting

A circular containing the notice convening an Extraordinary General Meeting of the Company in connection with the Rights Issue will be sent to shareholders shortly. The purpose of this meeting is to seek Shareholders' approval of a resolution authorising the Directors to issue the New Shares pursuant to the Rights Issue.

12. AMERICAN DEPOSITARY RECEIPTS

New Shares will be allotted to the nominee for the Depositary for the Invensys American Depositary Receipt ("ADR") programme in relation to the Existing Shares underlying the ADRs. However, due to securities law restrictions in the United States, subject to certain exceptions, ADR holders have not been, and will not be, sent a copy of the Prospectus, and, subject to certain exceptions, ADR holders will not be permitted to take up entitlements to Nil Paid Rights. It is expected that the Depositary will sell such Nil Paid Rights in offshore transactions in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act and will convert the proceeds from the sale of such Nil Paid Rights to US dollars to be distributed on a pro rata basis (less the Depositary's fees, currency exchange fees and expenses) to the ADR holders in accordance with the Deposit Agreement.

13. Intention of Directors

The Directors, who in aggregate hold 1,448,876 Existing Shares, intend to take up in full their entitlements to an aggregate of 579,550 New Shares under the Rights Issue(4).

14. Contact:

Invensys plc +44 (0) 20 7821 3758
Steve Devany

Maitland +44 (0) 20 7379 5151
Emma Burdett / Michelle Jeffery

JPMorgan Cazenove +44 (0) 20 7588 2828
Edmund Byers / Patrick Mage / Jonathan Wilcox

Morgan Stanley +44 (0) 20 7425 8000
Nick Wiles / Tom Hill / Robert Mayhew

Tricorn +44 (0) 20 7823 0826
Guy Dawson

JPMorgan Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the 2006 Refinancing. JPMorgan Cazenove and Morgan Stanley are acting as joint sponsors to the Rights Issue. HSBC, JP Morgan Securities and Morgan Stanley are acting as joint underwriters to the Rights Issue. HSBC, Royal Bank of Scotland, Lloyds TSB, Deutsche Bank and Morgan Stanley are acting as joint underwriters and bookrunners of the Senior Credit Facilities.

HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the 2006 Refinancing and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the 2006 Refinancing or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published today and any supplement thereto.

This announcement is not an offer of securities for sale in the United State. Securities may not be offered or sold in the United State absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Invensys assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus to be issued in due course. The prospectus will be available at the offices of Invensys plc at Portland House, Bressenden Place, London SW1E 5BF.

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates, for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC is the lead arranger and HSBC and Morgan Stanley and J.P. Morgan Securities are lenders and/ or agents under the New Senior Credit Facilities. The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

Appendix I

Expected Timetable for the Rights Issue

	2006
Announcement of Rights Issue	Thursday, 25 May

Publication of Prospectus	Thursday, 25 May
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Monday, 12 June
Latest time and date for receipt of electronic proxy appointments via the CREST system	5.00 p.m. on Monday, 12 June
Record Date for entitlements under the Rights Issue	close of business on Monday, 12 June
Extraordinary General Meeting	11.00 a.m. on Wednesday, 14 June
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only(5))	Wednesday, 14 June
Dealings in New Shares, nil paid, commence on the London Stock 8.00 a.m. on Exchange	Thursday, 15 June
Existing Shares marked "ex-rights" by the London Stock Exchange 8.00 a.m. on	Thursday, 15 June
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST	4.30 p.m. on Thursday, 30 June
Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Monday, 3 July
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on Wednesday, 5 July
Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on Friday, 7 July
Dealings in New Shares, fully paid, commence on the London Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only1)	8.00 a.m. on Monday, 10 July
Despatch of definitive share certificates for New Shares in certificated form (certificated holders only(5))	by Tuesday, 18 July

The dates set out in the expected timetable for the Rights Issue above may be adjusted by the Company in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters and the Managers have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue above as the latest date for acceptance and payment in full, such date shall be extended to the date which is two Business Days after the date of issue of the supplementary prospectus.

References to times in this announcement are to British Summer Time.

Appendix II

Definitions

The following definitions apply throughout this announcement, unless the context otherwise requires:

"144A Notes" the 144A notes issued by the Company due 2010

"2004 the refinancing plan announced by the Invensys Board on Refinancing" 5 February 2004 including the following transactions:

(a) the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 Ordinary Shares at an issue price of 21.50 pence per Ordinary Share by way of the Placing and Open Offer;

(b) the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds; and

(c) the arrangement of the £1.6 billion Current Senior Credit Facilities

"2006 Refinancing" the Rights Issue and the New Senior Credit Facilities

"Admission" the admission of the New Shares, nil paid, (i) to the Official List and (ii) to trading on the London Stock Exchange's market for listed securities

"ADR" an American Depositary Receipt of the Company issued under the Deposit Agreement, evidencing an American Depositary Share

"AGM" the annual general meeting of the Company, scheduled to be held on 3 August 2006

"Australia" the Commonwealth of Australia

"Business Day" a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business

"Canada"	Canada, its territories and possessions
"certificated" or "in certificated form"	an Ordinary Share or other security (as appropriate) not in uncertificated form
"Company" or "Invensys"	Invensys plc
"CREST"	the relevant system (as defined in the Regulations) for the paperless settlement of trades in listed securities in the UK, of which CRESTCo is the operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Current Senior Credit Facilities"	the senior credit facilities issued pursuant to the 2004 Refinancing
"Deposit Agreement"	the amended and restated deposit agreement between the Depositary, the Company and holders of ADRs, dated as of 12 February 1999 as amended
"Disposal"	the proposed disposal of IBS to Schneider Electric S.A.
"Excluded Territory"	the United States, Canada, Japan, France, Australia and South Africa
"Existing Shares"	the existing issued Ordinary Shares
"Financial Services Authority" or "FSA"	the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Fully Paid Rights"	rights to subscribe for the New Shares, fully paid
"High Yield Bonds"	the high yield bonds issued pursuant to the 2004 Refinancing
"HSBC"	HSBC Bank plc
"IBS"	Invensys Building Systems operations in the US and Asia Pacific
"Invensys Group" or the "Group"	the Company and its consolidated subsidiaries and subsidiary undertakings from time to time
"Issue Price"	15 pence per New Share

"JP Morgan Securities" J.P. Morgan Securities Ltd.

"JPMorgan Cazenove" JPMorgan Cazenove Limited

"Lenders" Banc of America Securities Limited; Deutsche Bank AG, London Branch; HSBC Bank Plc; Lloyds TSB Bank plc; Morgan Stanley Bank International Limited; and The Royal Bank of Scotland plc

"London Stock Exchange" London Stock Exchange plc

"Managers" HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited

"Morgan Stanley" Morgan Stanley & Co. International Limited or Morgan Stanley Bank International Limited, as the context may require

"New Senior Credit Facilities" the credit facilities to be entered into pursuant to the 2006 Refinancing

"New Shares" the new Ordinary Shares to be allotted and issued pursuant to the Rights Issue

"Official List" the Official List of the Financial Services Authority

"OPBIT" under UK GAAP, operating profit before exceptional items, goodwill amortisation and goodwill impairment; under IFRS, operating profit before exceptional items

"Ordinary Shares" the ordinary shares of 1 penny each in the capital of Invensys

"Provisional Allotment Letters" the renounceable provisional allotment letters representing Nil Paid Rights or Fully Paid Rights to be issued to Qualifying non-CREST Shareholders (other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Japan, Australia or South Africa)

"Record Date" 12 June 2006

"Regulation S" Regulation S under the Securities Act

"Rights Issue" the proposed issue by way of rights of up to 2,276 million New Shares by the Company to Qualifying Shareholders announced today

"Securities Act" the United States Securities Act of 1933, as amended

"Shareholders" the holders of Ordinary Shares

"South Africa" the Republic of South Africa

"Tricorn" Tricorn Partners Limited

"UK" the United Kingdom of Great Britain and Northern Ireland

"uncertificated" recorded on the relevant register of the share or security or "in concerned as being held in uncertificated form in CREST, and uncertificated title to which, by virtue of the Regulations, may be form" transferred by means of CREST

"Underwriters" HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited

"United States" the United States of America, its territories and possessions, or "US" any State of the United States of America, and the District of Columbia

----

(1) This assumes that £64 million aggregate principal amount of the 144A Notes are repurchased in the Debt Tender but does not take into account any repurchases of such notes with a portion of the proceeds of the Disposal and any related reduction in net cash interest expense.

(2) Operating margin (unaudited) is OPBIT (audited) as a percentage of revenue (audited).

(3) By reference to revenue (Company estimates).

(4) In addition, 2 million shares (net of tax) will be issued as soon as practicable after publication of the Prospectus pursuant to a restricted share award to Ulf Henriksson who intends to take up his rights in respect of the after tax number of such shares.

(5) Subject to certain restrictions relating to Shareholders outside the UK (details of which are set out in the Prospectus).

Regulatory News

SEC NO 82 – 2142

RNS Number:6079D
Invensys PLC
25 May 2006

The following replaces the Rights Issue announcement today at 09:43 under RNS number 5695D.

Banc of America have been added to the banking syndicate.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, FRANCE, JAPAN OR SOUTH AFRICA

RIGHTS ISSUE OF UP TO 2,276 MILLION NEW SHARES AT 15 PENCE PER NEW SHARE
ON THE BASIS OF 2 NEW SHARES FOR EVERY 5 EXISTING SHARES
AND
ARRANGEMENT OF NEW BANKING FACILITIES

The Board of Invensys plc ("Invensys" or the "Company") today announces the details of a refinancing plan (the "2006 Refinancing") consisting of the following inter-conditional elements:

- a fully underwritten rights issue of up to 2,276 million New Shares at 15 pence per share on the basis of 2 new shares for every 5 existing shares to raise approximately £341 million (before expenses); and

- the arrangement of new banking facilities of approximately £700 million.

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below.

The New Senior Credit
Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this announcement.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this announcement. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 of this announcement.

In the light of the significant progress the Group has made in many areas, the Board of Invensys has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, the Board has concluded that to maximise the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. The Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure, which in turn will help build greater

stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth.

Ulf Henriksson, Chief Executive of Invensys, said:

"The additional flexibility and financial strength arising from this refinancing will enable Invensys to compete on a more equal footing with our competitors. This positive momentum will enable us to have conversations about growth with employees, customers and suppliers.

"It will increase customer confidence leading to higher growth potential and will provide the means to reduce risk and lower costs through joint venturing, particularly in Controls. It will also increase our ability to attract and retain key staff and will underpin our existing and future plans."

Martin Jay, Chairman of Invensys, said:

"This refinancing reflects the considerable progress that Invensys has made both operationally and financially during the past two years. It will provide us with a more normalised capital structure and will give the Group a firm basis from which to invest in its future and to generate shareholder value."

Contact:

Invensys plc +44 (0) 207 821 3758
Steve Devany

Maitland +44 (0) 20 7379 5151
Emma Burdett / Michelle Jeffery

JPMorgan Cazenove +44 (0) 20 7588 2828
Edmund Byers / Patrick Magee / Jonathan Wilcox

Morgan Stanley +44 (0) 20 7425 8000
Nick Wiles / Tom Hill / Robert Mayhew

Tricorn +44 (0) 20 7823 0826
Guy Dawson

HSBC +44 (0) 20 7992 2153
Nick McCarthy

JPMorgan Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the 2006 Refinancing. JPMorgan Cazenove and Morgan Stanley are acting as joint sponsors to the Rights Issue. HSBC, JP Morgan Securities and Morgan Stanley are acting as joint underwriters to the Rights Issue. HSBC, Bank of America Securities, Royal Bank of Scotland, Lloyds TSB, Deutsche Bank and Morgan Stanley are acting as joint underwriters and bookrunners of the Senior Credit Facilities.

HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the 2006 Refinancing and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the 2006 Refinancing or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe

any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published today and any supplement thereto.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Invensys assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus to be issued in due course. The prospectus will be available at the offices of Invensys plc at Portland House, Bressenden Place, London SW1E 5BF.

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates, for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC is the lead arranger and HSBC and Morgan Stanley are lenders and/or agents under the New Senior Credit Facilities. The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, FRANCE, JAPAN, OR SOUTH AFRICA

RIGHTS ISSUE OF UP TO 2,276 MILLION NEW SHARES AT 15 PENCE PER NEW SHARE
ON THE BASIS OF 2 NEW SHARES FOR EVERY 5 EXISTING SHARES
AND
ARRANGEMENT OF NEW BANKING FACILITIES

1. Introduction

The Board of Invensys plc ("Invensys" or the "Company") today announced the details of a refinancing plan (the "2006 Refinancing"). The 2006 Refinancing consists of the following inter-conditional elements:

- a fully underwritten rights issue of up to 2.276 New Shares at 15 pence per share on the basis of 2 new shares for every 5 existing shares to raise approximately £341 million (net of expenses); and

- the arrangement of new banking facilities of approximately £700 million

The proceeds of the Rights Issue will be used to repay 35% of the aggregate principal amount of the Group's outstanding High Yield Bonds with the balance being applied to partially fund a tender offer for all the Group's outstanding 144A Notes (the "Debt Tender") as set out below. The New Senior Credit Facilities, together with certain existing cash resources will be used to repay and cancel the Group's existing bank facilities, as explained in more detail in section 4 of this announcement.

In addition, the Group announced yesterday the disposal of the Invensys Building Systems operations in the US and Asia Pacific ("IBS") to Schneider Electric SA for £157 million (the "Disposal"). Further details of the Disposal are included in section 5 of this announcement. A portion of the proceeds of the Rights Issue plus some of the proceeds of the IBS disposal will be used to tender for all of the 144A Notes.

Highlights of the Group's results for the year ended 31 March 2006, announced today, are set out in section 3 of this announcement.

2. Background to and reasons for the 2006 Refinancing

Introduction

In the light of the significant progress the Group has made in many areas, the Board of Invensys has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing (the "2004 Refinancing"), which today have a negative impact on its business. Consequently, the Board has concluded that to maximize the opportunities across the Group and continue to enhance value for Shareholders, it should undertake the 2006 Refinancing. The Board believes that by proceeding with the 2006 Refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater stakeholder confidence in the Group's stability. The 2006 Refinancing will also provide an improved platform for future growth. Progress since the 2004 Refinancing

In February 2004, the Company implemented the 2004 Refinancing consisting of the issue of ordinary shares and high yield bonds and the negotiation of new bank facilities. This strengthened the Group's balance sheet and provided a foundation from which to realise the potential of its businesses over the longer term.

Since the 2004 Refinancing, as the results for the year ended 31 March 2006 demonstrate, good progress has been made in Process Systems and Rail Systems although the Controls and APV businesses have underperformed. In these latter two businesses, remedial action has been and is being taken including certain management changes. Furthermore, the Group has made significant progress in many other areas, including reducing the scale and uncertainty surrounding its pension and other long term legacy liabilities.

Set out below are the strategic goals of the 2004 Refinancing and examples of progress against these goals:

Strengthening of the Group's financial platform to:

- maximise the value of its businesses with leading market positions in their key markets:

- the continuing operations of the Group have secured increased orders, delivered an improvement in return on sales and generated improved cash flows;

- provide the flexibility to manage the Group's businesses over the longer term:

- the 2004 Refinancing removed the immediate need for disposals and facilitated the Group's ability to deliver a series of disposals from a position of greater strength and so achieve attractive pricing;

- increase confidence with customers, suppliers and other business partners:

- for example, Rail Systems has won new contracts in new geographies outside its core markets and Process Systems has introduced the key account programme;

- reduce the uncertainty and scale of its longer-term legacy liabilities through:

- settling legacy environmental, taxation, transition and legal liabilities which reduced from £305 million at 31 March 2004 to £120 million as at 31 March 2006; and

- agreeing with the Trustee of Invensys' main UK pension fund a definitive future funding plan for the fund, so increasing clarity and certainty for both the Group and the fund's members.

Accelerating the improvement of operational performance by:

- enabling the retention, development and recruitment of talented people throughout the Group:

- for example, strengthening of the Controls management team;

- removing management layers and accelerating the programme to minimise head office costs:

- corporate costs have been reduced from £66 million in the year to 31 March 2004 to £35 million in the year to 31 March 2006;

- further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs:

- for example, Process Systems implemented a process improvement programme, which underpinned its improved financial performance; and

- allowing continued investment in key technologies and marketing:

- for example, in Process Systems a major new product, InFusion(TM) , has been launched and ArchestrA(R) was successfully established as a major business line and in Rail Systems, new signalling technologies are being developed.

Reasons for the 2006 Refinancing

Notwithstanding the significant progress that the Group has made in many areas over the past two years, Invensys continues to be burdened with a high level of borrowing and remains subject to financial costs and restrictions associated with the 2004 Refinancing. These factors have a negative impact on its business performance and limit strategic opportunities for the Group in the future. The Board has therefore concluded that to maximize the opportunities in the businesses and value for Shareholders, it should undertake a rights issue to strengthen further the capital base of the Group and a restructuring of the Group's debt capital.

The 2006 Refinancing involves raising approximately £341 million (before expenses) by way of a rights issue (the "Rights Issue") and arranging cheaper, more flexible new senior credit facilities of approximately £700 million (the "New Senior Credit Facilities") reflecting Invensys' more stable profile. The proposed restructuring of the Group's debt capital comprises a reduction of the level of the outstanding High Yield Bonds and (assuming holders tender their 144A Notes) 144A Notes and the replacement of the Current

Senior Credit Facilities. The one-off cash costs associated with the 2006 Refinancing are expected to be approximately £65 million, including £27 million of early redemption costs and £26 million of underwriting costs. However, based on the Group's net borrowing requirements as at 31 March 2006, adjusted for the effects of the 2006 Refinancing, and assuming the proceeds are used as detailed in section 4 of this announcement, the pro-forma unaudited annualised reduction in net cash interest expense from the 2006 Refinancing is expected to be approximately £45 million.(1)

In addition to these significant direct financial benefits, the Board believes that the 2006 Refinancing will provide Invensys with the foundation for the next stage of its development with the following core elements:

Creating a more robust, efficient and appropriate capital structure by:

- substantially enhancing the financial stability of the Group through reduced borrowings, a strengthened capital base and the extension of the Group's senior debt facilities through to 2010/11;

- enabling the Group to run its financial affairs more efficiently, for example, by collapsing the now inefficient escrow facility, which reserves cash for payments made towards legacy liabilities which, after the £105 million UK pension fund payment, stood at £219 million as at 31 March 2006 and reducing the interest burden in fiscal jurisdictions where the Group already has substantial tax losses;

- underpinning the Group's ability to invest in its businesses; and

- relaxing the restrictive debt covenants particularly around cash flow.

Enhanced growth prospects through:

- increased customer confidence allowing the value of the investment made in research and development and operational developments over the past two years to be realised, driving faster growth, particularly into new market and product areas. For example it will enable Process Systems to continue its strong recovery through the roll-out of its InFusion(TM) system integrator offering by providing further confidence to customers regarding long-term support required from a systems integrator;

- relaxing restrictions on Invensys' participation in industry initiatives, through, for example, joint ventures to relocate manufacturing facilities to lower-cost locations; and

- underpinning continued investment in research and development, product development, capital expenditure, and where necessary, restructuring (especially in Controls, APV and Eurotherm).

Financial impact of the 2006 Refinancing

As a result of the pro-forma unaudited annualised reduction in net cash interest expense which is expected to be approximately £45 million(1), the 2006 Refinancing is expected to be earnings enhancing for Invensys in the financial year ending 31 March 2007, before one-off cash costs associated with the 2006 Refinancing(as described above).

3. 2006 RESULTS HIGHLIGHTS, CURRENT TRADING AND PROSPECTS OF THE GROUP

During the year ended 31 March 2006, Invensys has continued its focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve a return on sales at least in line with their peer groups;

- convert a greater proportion of their operating profits into cash; and

- invest in the capabilities required to grow market share.

During the year ended 31 March 2006, orders from continuing operations were up 5% at CER at £2,637 million (unaudited) and revenue from continuing operations was up 1% at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin(2) after corporate costs was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme upfront payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance businesses in October 2004. Under the leadership of its new business president, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution abilities.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader(3) in the global market for process automation. In April 2006 InFusion(TM)was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. Infusion(TM) system is planned to become a high growth product offering. Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. Rail Systems has recently been awarded "preferred bidder" status on three Category A large signalling renewal framework contracts by Network Rail. This preferred bidder success on three out of the six available framework contracts confirms our continued market leadership in the UK mainline market and provides the opportunity for over £200m of sales in the next five years. Final agreement on the framework contracts and the award of the first two projects under these contracts is expected shortly. Funding for rail crossings in the US is also increasing following the signing in 2005 of the US Transportation Bill. In export markets the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union. For example, it has recently won a series of contracts and agreements worth approximately £43 million with Marubeni of Japan. These contracts will provide Marubeni with technical support services and technical consultancy on a major new railway signalling project in Taiwan.

APV

APV has undergone significant restructuring which has stabilised its operations at breakeven and further action is now being taken to create a more stable and profitable financial performance. It has instituted new procedures to reduce the risk on projects and allied to this it is also moving from bespoke solutions to more standardised installations. Sales and marketing efforts have been refocused upon products, spares and services ("PSS"), addressing APV's large installed base; good progress has been made and PSS now

represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchanges.

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is to commence manufacturing at a facility in Shanghai, China and this is due to begin production towards the end of the second quarter of the year ending 31 March 2007.

Corporate

Corporate costs continued to fall from £46 million to £35 million in the year ended 31 March 2006 in line with recent trends.

Outlook

The overall prospects for the Group's major markets remain encouraging. Global demand for process automation is strong, driven by the need to optimise plant performance and by the construction of new capacity in the oil, gas and power generation sectors, in particular, in the Middle East and Asia Pacific. Spending on rail infrastructure is also expected to remain strong with significant new investment being made in improving and expanding mainline and mass transit rail systems in many countries across the world. Although the prospects for residential and commercial construction vary across the world, overall demand in the markets in which the Controls business operates is likely to remain stable in the short-term, albeit subject to pricing pressure.

Each of the Group's businesses is executing detailed operational plans intended to improve their performance. Process Systems is building upon its recent investment in technology and its performance improvement programme in order to take advantage of the strength within its major markets. Controls is continuing to take action to stabilise its business by addressing the operational and market issues that have affected its performance during the past two years. Rail Systems is positioning itself to capture as much as possible of the significant increase in rail infrastructure spending, particularly in the UK. APV is carrying out further restructuring to improve its financial performance and Eurotherm is also restructuring to reduce its cost base and to capture the growth in its Asian markets.

Against the background of this market assessment and having identified the actions to be undertaken within each of the Group's businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

4. DETAILS OF THE 2006 REFINANCING

The 2006 Refinancing of the Company consists of the following elements:

- the raising of approximately £341 million (before expenses) by the issue of up to 2,276 million New Shares at an issue price of 15 pence per New Share by way of a rights issue. The Rights Issue is fully underwritten by HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited (the "Underwriters"). The terms and conditions of the Rights Issue are set out in full in the Prospectus which will be published by the Company today; and

- the arrangement of new banking facilities of approximately £700 million under New Senior Credit Facilities.

The Group has entered into the New Senior Credit Facilities with the Lenders which expire in December 2010/ January 2011 and which comprise:

- a term loan denominated in US dollars and euro for the equivalent of £150 million (the "Term Facility");

- a revolving credit facility denominated in US dollars, euro and sterling for the equivalent of £150 million (the "RCF"); and

- a bonding facility denominated in US dollars, euro and sterling for the equivalent of £400 million (the "Bonding Facility").

The Rights Issue is expected to raise approximately £341 million before expenses. The New Senior Credit Facilities will provide approximately £700 million of borrowing capacity. The Group intends to use the proceeds of the Rights Issue, drawings under the New Senior Credit Facilities and certain existing cash resources (expressed in sterling as at 31 March 2006 exchange rates):

- to redeem £243 million in principal amount of the Group's outstanding High Yield Bonds under an "equity clawback" provision that permits a redemption of up to 35% of the aggregate principal amount of the High Yield Bonds at par plus an early redemption payment equal to one year's interest on such principal amount;

- to fund the US$ equivalent of £64 million under the Debt Tender;

- to repay and cancel £113 million in principal amount of the Group's outstanding five year and six month term loan euro and US dollar denominated facility due 2009;

- to repay and cancel £25 million in principal amount of the Group's outstanding five year bonding facility due 2009; and

- to repay and cancel £277 million in principal amount of the Group's outstanding five year and nine month second lien euro and US dollar denominated loan facilities due 2009.

The remaining committed, but undrawn, Current Senior Credit Facilities will be cancelled following the completion of the 2006 Refinancing.

Following the successful completion of the 2006 Refinancing, it is the intention of the Board to include a resolution at the forthcoming AGM of the Company to carry out a ten-for-one share consolidation, with the intention of reducing the share price volatility and narrowing the trading spreads for the benefit of Shareholders. Details of the share consolidation will be announced in due course.

5. The Disposal

The disposal of IBS to Schneider Electric SA for £157 million (the "Disposal") was announced yesterday. IBS is a supplier of building management systems. In the financial year ended 31 March 2006, IBS had revenue of £73 million and operating profit before exceptional items of £11 million; its net operating assets as at 31 March 2006 were £32 million, including goodwill of £8 million. The Disposal is subject to customary regulatory approvals and is expected to complete by the end of July 2006.

The Group intends to use the proceeds from the Disposal to purchase the balance of the aggregate principal amount of the 144A Notes tendered in the Debt Tender and to make the contributions to the Group's UK and US pension schemes required by agreements with the UK Trustee and PBGC respectively. The balance of the proceeds of the Disposal will be used for the reduction of debt.

The Debt Tender is being launched today at par plus a premium calculated based on a reference US treasury rate plus 50 basis points (approximately 103.5% at today's rates). The Debt Tender is conditional upon, inter alia, the receipt of the Rights Issue proceeds and receipt of the Disposal proceeds.

6. SENIOR MANAGEMENT

As was announced on 2 February 2006, Adrian Hennah will be leaving Invensys on 16 June 2006 to join Smith & Nephew plc as Finance Director. On 21 April 2006, Invensys announced the appointment of Stephen Hare as the Group's new Chief Financial Officer, who will be joining the Board on 21 July 2006. Stephen is currently Group Financial Director of Spectris plc. In the interim period between Adrian departing (on 16 June 2006) and Stephen joining, David Thomas, currently the Group Controller, will be Acting Chief Financial Officer.

In addition, as was announced on 16 May 2006, Michael Parker, the Group Chief Executive of BNFL, the nuclear power company, joined the Board as a Non-Executive Director on 24 May 2006, to succeed Larry Farmer, who will be retiring from the Board at the Group's AGM, which is scheduled for 3 August 2006.

Furthermore, Andrew Macfarlane, who has been a Non-Executive Director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc where he is Chief Financial Officer, he will not be seeking re-election at the AGM. A search for his replacement as Non-Executive Director and Chairman of the Audit Committee is underway.

7. Principal terms of the Rights Issue

The Board intends to offer the New Shares by way of rights to all Qualifying Shareholders other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Australia, France, Japan or South Africa on the following basis:

2 New Shares at 15 pence per New Share for every 5 Existing Shares

held and registered in their name at 5.00pm on the Record Date and so in proportion for any other number of Existing Shares then held. Fractions of New Shares will not be allotted to Qualifying Shareholders and entitlements will be rounded down to the nearest whole number of New Shares. Shareholders with fewer than 3 Existing Shares will not be entitled to any New Shares.

The New Shares will, when issued and fully paid, rank equally in all respects with the Existing Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this announcement.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred through CREST. The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Issue Price of 15 pence per New Share represents a 24% discount to the closing middle market price on the London Stock Exchange's main market for listed securities of 19.75 pence per Existing Share on 24 May 2006 (being the last date before the announcement of the Rights Issue).

The Rights Issue is fully underwritten by the Underwriters in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional, amongst other things, on:

(i) Admission;

(ii) the passing without amendment of the resolution to be proposed at the Extraordinary General Meeting to be convened for 11.00 a.m. on Wednesday, 14 June 2006;

(iii) the conditions in the Underwriting Agreement being satisfied or waived.

Prior to Admission, the Underwriters and the Managers may terminate the Underwriting Agreement in certain circumstances. If this occurs, the 2006 Refinancing will not proceed.

The Rights Issue will result in the issue of up to 2,276 million New Shares (representing approximately 29% of the issued share capital of the Company, as enlarged by the Rights Issue). The New Shares will, when issued and fully paid, rank equally in all respects, including dividend rights, with, and have the same rights as, the Existing Shares. Application has been made for the Nil Paid Rights and Full Paid Rights to be admitted to CREST and held in uncertificated form. The New Shares may be held and transferred through CREST and are also capable of being held in certificated form.

Further details on the Rights Issue will be set out in the prospectus to be published shortly.

8. Interconditionality between the Rights Issue and the New Senior Credit Facilities

The Rights Issue and the arrangement of the New Senior Credit Facilities are inter-conditional: Invensys will only commence the offer of New Shares under the Rights Issue, and Admission of the Nil Paid Rights will only occur, if all conditions to drawdown under the New Senior Credit Facilities, except for receipt of proceeds of the Rights Issue, are satisfied or waived. Subject to Admission occurring, drawdown under the New Senior Credit Facilities will take place on receipt by the Company of the proceeds of the Rights Issue. Following the commencement of the Rights Issue, customary events of default under the New Senior Credit Facilities will apply, as they also will after the completion of the Rights Issue.

9. Dividend Policy

As at 31 March 2006, Invensys had, and after the application of the net proceeds from the Rights Issue, Invensys will continue to have, a significant deficit on distributable reserves and is subject to restrictions on payment of dividends under the terms of the High Yield Bonds. Accordingly, Invensys is unlikely to pay dividends for the foreseeable future.

10. INVENSYS SHARE SCHEMES

In accordance with the rules of the Invensys share schemes, outstanding options and outstanding share awards will be adjusted to take account of the Rights Issue in such manner as the Board (or the appropriate committee of the Board) may consider appropriate. This is subject to the prior approval (where required) of UK HM Revenue and Customs and the Company's auditors. Participants will be notified of the adjustments in due course.

11. Extraordinary General Meeting

A circular containing the notice convening an Extraordinary General Meeting of the Company in connection with the Rights Issue will be sent to shareholders shortly. The purpose of this meeting is to seek Shareholders' approval of a resolution authorising the Directors to issue the New Shares pursuant to the Rights Issue.

12. AMERICAN DEPOSITARY RECEIPTS

New Shares will be allotted to the nominee for the Depositary for the Invensys American Depositary Receipt ("ADR") programme in relation to the Existing Shares underlying the ADRs. However, due to

securities law restrictions in the United States, subject to certain exceptions. ADR holders have not been, and will not be, sent a copy of the Prospectus, and, subject to certain exceptions, ADR holders will not be permitted to take up entitlements to Nil Paid Rights. It is expected that the Depositary will sell such Nil Paid Rights in offshore transactions in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act and will convert the proceeds from the sale of such Nil Paid Rights to US dollars to be distributed on a pro rata basis (less the Depositary's fees, currency exchange fees and expenses) to the ADR holders in accordance with the Deposit Agreement.

13. Intention of Directors

The Directors, who in aggregate hold 1,448,876 Existing Shares, intend to take up in full their entitlements to an aggregate of 579,550 New Shares under the Rights Issue(4).

14. Contact:

Invensys plc +44 (0) 20 7821 3758
Steve Devany

Maitland +44 (0) 20 7379 5151
Emma Burdett / Michelle Jeffery

JPMorgan Cazenove +44 (0) 20 7588 2828
Edmund Byers / Patrick Mage / Jonathan Wilcox

Morgan Stanley +44 (0) 20 7425 8000
Nick Wiles / Tom Hill / Robert Mayhew

Tricorn +44 (0) 20 7823 0826
Guy Dawson

JPMorgan Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the 2006 Refinancing. JPMorgan Cazenove and Morgan Stanley are acting as joint sponsors to the Rights Issue. HSBC, JP Morgan Securities and Morgan Stanley are acting as joint underwriters to the Rights Issue. HSBC, Bank of America Securities, Royal Bank of Scotland, Lloyds TSB, Deutsche Bank and Morgan Stanley are acting as joint underwriters and bookrunners of the Senior Credit Facilities.

HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the 2006 Refinancing and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of HSBC, JPMorgan Cazenove, JP Morgan Securities, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the 2006 Refinancing or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus expected to be published today and any supplement thereto. This announcement is not an offer of securities for sale in the United State. Securities may not be offered or sold in the United State absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Shares may not be offered

or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Invensys assumes no responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

This is not a prospectus but an advertisement. Investors should not purchase any of the securities referred to in this document except on the basis of the information in the prospectus to be issued in due course. The prospectus will be available at the offices of Invensys plc at Portland House, Bressenden Place, London SW1E 5BF.

The Managers and Underwriters and their respective affiliates have, from time to time, performed certain investment banking and/or other financial services for the Company and certain of its subsidiaries and affiliates, for which they received customary fees. The proceeds from the Rights Issue will be used to repay indebtedness under the Existing Senior Credit Facilities. HSBC is the lead arranger and HSBC and Morgan Stanley and J.P. Morgan Securities are lenders and/ or agents under the New Senior Credit Facilities. The Managers and Underwriters and their respective affiliates may in the future provide investment banking or other financial services to the Company and its subsidiaries or affiliates, for which they will receive customary fees.

Appendix I

Expected Timetable for the Rights Issue	2006
Announcement of Rights Issue	Thursday, 25 May
Publication of Prospectus	Thursday, 25 May
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on Monday, 12 June
Latest time and date for receipt of electronic proxy appointments via the CREST system	5.00 p.m. on Monday, 12 June
Record Date for entitlements under the Rights Issue	close of business on Monday, 12 June
Extraordinary General Meeting	11.00 a.m. on Wednesday, 14 June
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only(5))	Wednesday, 14 June
Dealings in New Shares, nil paid, commence on the London Exchange	Stock 8.00 a.m. on Thursday, 15 June

Existing Shares marked "ex-rights" by the London Stock Exchange	8.00 a.m. on Thursday, 15 June
Nil Paid Rights credited to stock accounts in CREST CREST Shareholders only)	(Qualifying as soon as practicable after 8.00 a.m. on Thursday, 15 June
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on Thursday, 15 June
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST	4.30 p.m. on Thursday, 30 June
Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on Monday, 3 July
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on Wednesday, 5 July
Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on Friday, 7 July
Dealings in New Shares, fully paid, commence on the London Stock Exchange and New Shares credited to CREST stock accounts (uncertificated holders only1)	8.00 a.m. on Monday, 10 July
Despatch of definitive share certificates for New Shares in certificated form (certificated holders only(5))	by Tuesday, 18 July

The dates set out in the expected timetable for the Rights Issue above may be adjusted by the Company in which event details of the new dates will be notified to the Financial Services Authority, the London Stock Exchange and, where appropriate, to Shareholders. In particular, pursuant to the Underwriting Agreement, the Company and the Underwriters and the Managers have agreed that if a supplementary prospectus is issued by the Company two Business Days or fewer prior to the date specified in the expected timetable for the Rights Issue above as the latest date for acceptance and payment in full, such date shall be extended to the date which is two Business Days after the date of issue of the supplementary prospectus.

References to times in this announcement are to British Summer Time.

Appendix II

Definitions

The following definitions apply throughout this announcement, unless the context otherwise requires:

"144A Notes" the 144A notes issued by the Company due 2010

"2004 the refinancing plan announced by the Invensys Board on Refinancing" 5 February 2004 including the following transactions:

(a) the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 Ordinary Shares at an issue price of 21.50 pence per Ordinary Share by way of the Placing and Open Offer;

(b) the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds; and

(c) the arrangement of the £1.6 billion Current Senior Credit Facilities

"2006 the Rights Issue and the New Senior Credit Facilities Refinancing"

"Admission" the admission of the New Shares, nil paid, (i) to the Official List and (ii) to trading on the London Stock Exchange's market for listed securities

"ADR" an American Depositary Receipt of the Company issued under the Deposit Agreement, evidencing an American Depositary Share

"AGM" the annual general meeting of the Company, scheduled to be held on 3 August 2006

"Australia" the Commonwealth of Australia

"Business Day" a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business

"Canada" Canada, its territories and possessions

"certificated" an Ordinary Share or other security (as appropriate) not in or "in uncertificated form certificated form"

"Company" or Invensys plc
"Invensys"

"CREST" the relevant system (as defined in the Regulations) for the paperless settlement of trades in listed securities in the UK, of which CRESTCo is the operator (as defined in the Regulations)

"CRESTCo" CRESTCo Limited

"Current Senior the senior credit facilities issued pursuant to the 2004 Credit Refinancing

Facilities"
"Deposit the amended and restated deposit agreement between the Agreement" Depositary, the Company and holders of ADRs, dated as of 12 February 1999 as amended

"Disposal" the proposed disposal of IBS to Schneider Electric S.A.

"Excluded the United States, Canada, Japan, France, Australia and South Territory" Africa

"Existing the existing issued Ordinary Shares

Shares"

"Financial Services Authority" or "FSA" the Financial Services Authority of the UK acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA

"FSMA" the Financial Services and Markets Act 2000, as amended

"Fully Paid Rights" rights to subscribe for the New Shares, fully paid

"High Yield Bonds" the high yield bonds issued pursuant to the 2004 Refinancing

"HSBC" HSBC Bank plc

"IBS" Invensys Building Systems operations in the US and Asia Pacific

"Invensys Group" the Company and its consolidated subsidiaries and subsidiary or the "Group" undertakings from time to time

"Issue Price" 15 pence per New Share

"JP Morgan Securities" J.P. Morgan Securities Ltd.

"JPMorgan Cazenove" JPMorgan Cazenove Limited

"Lenders" Banc of America Securities Limited; Deutsche Bank AG, London Branch; HSBC Bank Plc; Lloyds TSB Bank plc; Morgan Stanley Bank International Limited; and The Royal Bank of Scotland plc

"London Stock Exchange" London Stock Exchange plc

"Managers" HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co. International Limited

"Morgan Stanley" Morgan Stanley & Co. International Limited or Morgan Stanley Bank International Limited, as the context may require

"New Senior Credit Facilities" the credit facilities to be entered into pursuant to the 2006 Refinancing

"New Shares" the new Ordinary Shares to be allotted and issued pursuant to the Rights Issue

"Official List" the Official List of the Financial Services Authority

"OPBIT" under UK GAAP, operating profit before exceptional items, goodwill amortisation and goodwill impairment; under IFRS, operating profit before exceptional items

"Ordinary the ordinary shares of 1 penny each in the capital of Invensys Shares"

"Provisional the renounceable provisional allotment letters representing Nil Allotment Paid Rights or Fully Paid Rights to be issued to Qualifying Letters" non-CREST Shareholders (other than Qualifying Shareholders with a registered address in, subject to certain exceptions, the United States, Canada, Japan, Australia or South Africa)

"Record Date" 12 June 2006

"Regulation S" Regulation S under the Securities Act

"Rights Issue" the proposed issue by way of rights of up to 2,276 million New Shares by the Company to Qualifying Shareholders announced today

"Securities Act" the United States Securities Act of 1933, as amended

"Shareholders" the holders of Ordinary Shares

"South Africa" the Republic of South Africa

"Tricorn" Tricorn Partners Limited

"UK" the United Kingdom of Great Britain and Northern Ireland

"uncertificated" recorded on the relevant register of the share or security or "in concerned as being held in uncertificated form in CREST, and uncertificated title to which, by virtue of the Regulations, may be form" transferred by means of CREST

"Underwriters" HSBC Bank plc, J.P. Morgan Securities Ltd. and Morgan Stanley & Co. International Limited

"United States" the United States of America, its territories and possessions, or "US" any State of the United States of America, and the District of Columbia

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(1) This assumes that £64 million aggregate principal amount of the 144A Notes are repurchased in the Debt Tender but does not take into account any repurchases of such notes with a portion of the proceeds of the Disposal and any related reduction in net cash interest expense. (2) Operating margin (unaudited) is OPBIT (audited) as a percentage of revenue (audited).

(3) By reference to revenue (Company estimates).

(4) In addition, 2 million shares (net of tax) will be issued as soon as practicable after publication of the Prospectus pursuant to a restricted share award to Ulf Henriksson who intends to take up his rights in respect of the after tax number of such shares.

(5) Subject to certain restrictions relating to Shareholders outside the UK (details of which are set out in the Prospectus).